3/6

[redacted]

SEC 09058733 OMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-42121

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sisung Securities Corporation

OFFICIAL USE ONLY
25752
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 4240
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Sisung, Jr. (504)-554-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Sisung, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sisung Securities Corporation as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBERT LANE SISUNG
NOTARY PUBLIC
51044
JEFFERSON PARISH, LA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISUNG SECURITIES CORPORATION

Audit of Financial Statements

December 31, 2008

Contents

LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Sisung Securities Corporation

We have audited the accompanying statement of financial condition of Sisung Securities Corporation as of December 31 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, LA
February 22, 2009

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
www.laporte.com

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$ 298,290
Receivables from Clearing Broker	819,325
Deposit with Clearing Organization	100,000
Trading Securities, at Fair Value	37,065
Furniture, Fixtures, and Equipment, Net of Accumulated Depreciation of $498,603	61,292
Other Assets	84,715
Total Assets	$ 1,400,687
Liabilities and Stockholders' Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 35,047
Subordinated Borrowings - Related Party	600,000
Total Liabilities	635,047
Stockholder's Equity	
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares	1,000
Additional Paid-In Capital	49,000
Retained Earnings	715,640
Total Stockholder's Equity	765,640
Total Liabilities and Stockholder's Equity	$ 1,400,687

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Public Finance Profits	$ 808,104
Commissions	318,277
Deferred Compensation Commissions	85,669
Interest	4,557
Total Revenues	1,216,607
Expenses	
Salaries, Commissions, and Employee Benefits	828,929
Clearing and Comparison Expense	78,254
Communication	54,408
Principal Transactions	41,454
Depreciation	38,109
Interest	9,283
Other Operating and General and Administrative Expenses	516,153
Total Expenses	1,566,590
Loss Before Income Tax Benefit	(349,983)
Income Tax Benefit	66,666
Net Loss	$ (283,317)

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 1,000	$ 49,000	$ 998,957	$ 1,048,957
Net Loss	-	-	(283,317)	(283,317)
Balance, December 31, 2008	$ 1,000	$ 49,000	$ 715,640	$ 765,640

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2008

Subordinated Liabilities - Beginning of Year	$ -
Increases	
Issuance of Subordinated Note to Related Party	600,000
Decreases	-
Subordinated Liabilities - End of Year	$ 600,000

The accompanying notes are an integral part of these financial statements.

SISUNG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net Loss	$ (283,317)
Adjustments to Reconcile Net Loss to Net	
Cash Provided by Operating Activities:	
Depreciation	38,109
Decrease in Receivables from Clearing Broker	402,834
Unrealized Loss on Trading Securities	37,170
Increase in Other Assets	(61,271)
Decrease in Accounts Payable and Accrued Expenses	(27,079)
Net Cash Provided by Operating Activities	106,446
Cash Flows from Investing Activities	
Purchases of Furniture, Fixtures, and Equipment	(10,491)
Net Cash Used in Investing Activities	(10,491)
Cash Flows from Financing Activities	
Repayments of Borrowings	(600,000)
Proceeds from Issuance of Subordinated Note to Related Party	600,000
Net Cash Provided by Financing Activities	-
Net Increase in Cash and Cash Equivalents	95,955
Cash and Cash Equivalents, Beginning of Year	202,335
Cash and Cash Equivalents, End of Year	$ 298,290
Supplementary Cash Flow Information	
Cash Paid for Interest	$ 1,057

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Background

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 70% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on the settlement date basis. Use of the settlement date, rather than the trade date, as required by accounting principles generally accepted in the United States of America, does not materially affect the reported financial position of the Company.

Management and underwriting fees included in public finance profits are recorded at the time underwriting is completed and the income is reasonably determinable. Merger and acquisition fees are due and payable, and are recognized, upon completion of the transactions.

Investment Securities

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation on furniture, fixtures and equipment is calculated on straight line and accelerated methods over the estimated useful lives of the assets. Use of this method does not result in a material departure from methods required by accounting principles generally accepted in the United States of America. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising

The Company expenses the costs of advertising as they are incurred. Advertising expense was $3,718 for the year ended December 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Income Taxes

Components of income tax benefit for the year ended December 31, 2008, are as follows:

Current	$ 36,555
Deferred	30,111
Total	$ 66,666

The effective tax rate for the year ended December 31, 2008, was 19%. Income tax expense differs from the amounts computed by applying the U.S. Federal rate of 34% to income before income tax benefit principally due to the effect of graduated tax rates, state income taxes, and expenses which are not deductible for income tax purposes.

At December 31, 2008, the Company had deferred tax assets totaling $21,154, related to a net operating loss carryforward expiring in 2028, partially offset by accelerated depreciation deductions for furniture, fixtures and equipment.

Note 3. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2008, $100,000 of cash is restricted for that purpose.

Note 4. Related Party Transactions

The Company has an agreement to provide assistance to Sisung Investment Management Services, Inc. (SIMS), a related party under common control that performs investment advisory services. Terms of the agreement are for the Company to provide various services, including brokerage and facilities services, to SIMS and to assist SIMS in the fulfillment of several of its investment advisory services. During 2008, there were no revenues received under this agreement.

The Company leases office space from an affiliate on a month-to-month basis. During 2008, rental expense paid under this lease agreement amounted to $98,355, which is included in other operating and general and administrative expenses on the statement of income.

Subordinated Borrowings
At December 31, 2008, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is accrued at 6%, due at the maturity of the note, October 15, 2023.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Concentrations of Credit Risk

The Company periodically maintains cash in bank and brokerage accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 6. Trading Securities

Trading securities, consist of equity securities owned, at market value.

In 2008, the Company adopted SFAS No. 157, which among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2008 is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities	$ 37,065	$ 37,065	$ -	$ -

Note 7. Employee Benefit Plan

Effective January 1, 1998, the Company established a 401(k) plan. Eligible employees may contribute 0-90% of annual compensation up to the maximum allowed by the Internal Revenue Service. The Company will make either matching or nonelective contributions. Matching contributions will equal 100% of the employee's contribution, limited to 3% of each employee's annual compensation. Nonelective contributions will be made on behalf of eligible employees who earned at least $5,000 of compensation for the year. Nonelective contributions will equal to 2% of annual compensation for eligible employees. The Company's expenses relating to matching contributions were approximately $20,943 for the year ended December 31, 2008, and are included in Salaries, Commissions and Employee Benefits on the statement of operations. The Company did not incur any nonelective contributions for the year ended December 31, 2008.

Note 8. Commitments and Contingencies

In the normal course of business, the Company initiates customers' securities transactions through a clearing broker, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as an "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the receipt of settlement proceeds (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. This risk is minimized in that the Company would receive the securities as collateral. At December 31, 2008, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 9. Net Capital Requirement

The Company is a registered broker and dealer in securities and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $1,214,073, which was $964,073 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2008.

SISUNG SECURITIES CORPORATION
Supplementary Information
December 31, 2008

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Stockholder's Equity	$ 765,640
Add	
Subordinated Borrowings Allowable in Computation of Net Capital	600,000
Deductions and/or Charges	
Furniture, Fixtures, and Equipment, Net	(61,292)
Other Assets	(84,715)
Net Capital Before Haircuts on Securities Positions	1,219,633
Haircuts on Securities	(5,560)
Net Capital	$ 1,214,073
Aggregate Indebtedness	$ 35,047
Computation of Basic Net Capital Requirement	
Net Capital Required	$ 250,000
Excess of Net Capital	$ 964,073
Excess Net Capital at 1,000%	$ 1,210,568
Ratio: Aggregate Indebtedness to Net Capital	.03 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited)	
FOCUS Report	$ 1,193,586
Audit Adjustments	20,487
Net Capital, as Reported in Company's Part II (Unaudited)	
FOCUS Report (as Amended)	$ 1,214,073
Net Capital Per Above	$ 1,214,073

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Sisung Securities Corporation is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Sisung Securities Corporation carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2008, Sisung Securities Corporation has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Board of Directors
Sisung Securities Corporation

In planning and performing our audit of the financial statements of Sisung Securities Corporation for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Sisung Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, LA

February 22, 2009